

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

<u>Via Secure E-mail</u>
Todd Davis, Chief Executive Officer
LifeLock, Inc.
60 East Rio Salado Parkway
Tempe, AZ 85281

>   **Re: LifeLock, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted July 13, 2012**
>   **CIK No. 0001383871**

Dear Mr. Davis:

    We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Refer to Question 101.02 of our Compliance and Disclosure Interpretations related to Securities Act Forms at *http://sec.gov/divisions/corpfin/guidance/safinterp.htm* for guidance.

3.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

4.   Please disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering.

Company Overview, page 1

5.   We note the disclosure in this section of your revenue and cash flow from activities during 2011 and the three months ended March 31, 2012. Financial results should be presented contextually in light of other relevant financial data. Accordingly, please disclose your net income/loss for the same periods.

6.   With respect to third-party data cited in the prospectus, such as the data attributed to the Federal Trade Commission and Javelin Strategy & Research in this section, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite.

Summary Consolidated Financial and Other Data, page 8

7.   We note your disclosure on page 42 that you will use a portion of the proceeds to repay the outstanding balance under your term loan. Once you determine the amount of debt to be repaid please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Other Financial and Operational Data, page 9

8.   We note your disclosure of 'free cash flow" in this section. This disclosure must be preceded in this section by the most directly comparable financial measure calculated and

presented in accordance with GAAP. Refer to Item 10(e) of Regulation S-K. Please revise.

Risk Factors, page 12

9. We note your statement in the introductory paragraph of this section that "additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, operating results, financial condition or prospects." Please remove this statement as your risk factor section should address current and known material risks.

Market, Industry and Other Data, page 41

10. We note your statements in this section that you have not independently verified the third-party market and industry data included in the prospectus, and your internal company research and market and industry definitions have not been verified by any independent source. Market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Use of Proceeds, page 42

11. Revise to disclose, to the extent known, the approximate dollar amount of net proceeds you expect to allocate to each of the general corporate purposes identified in this section. Refer to item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three Months ended March 31, 2011 and 2012

Total Revenue, page 66

12. We note your disclosure that the increase in consumer revenue related primarily to an increase in the number of your members. In addition, your consumer revenue for the three months ended March 31, 2012 was positively impacted by the early success of your premium LifeLock Ultimate service that you released in December 2011. Tell us what consideration you gave to quantifying the amount that each source contributed to the increase in revenues. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.   Similar concerns apply to your discussion of revenue on page 72. Also, given the significant price differences among your three LifeLock service offerings, please tell us what consideration you have given to disclosing for each period the number of subscribers for each service offering, the relative

contribution to your revenue of each type of subscriber and whether changes in
subscribers among the reported periods are believed attributable to changes in the market
or other trends or to initiatives of the company.

Liquidity and Capital Resources

Contractual Obligations, page 83

13.   Please add a footnote to the table in this section disclosing the outstanding balance under
        your term loan and the periods in which portions of that indebtedness come due.

Critical Accounting Policies

Share-Based Compensation

Stock Option Grants and Common Stock Valuations, page 85

14.   We note your disclosure that in determining the fair value of your common stock your
        board of directors considered secondary transactions in your common stock. Please tell us
        the transactions you considered including the number of shares sold, the date sold, and
        the price of the shares.

15.   Please revise to disclose, in greater detail, the significant assumptions used to determine
        your enterprise value at each valuation period. You should disclose the weighting
        applied to the discounted cash flow and guideline company method and should include
        quantitative information regarding your assumptions including, but not limited to the
        growth rates, discount rates, and market multiples.

16.   Please revise to disclose the factors you considered in determining your peer group
        companies. For instance, you should more clearly describe how you selected comparable
        companies whether based on industry, size, revenue multiples and/or growth rates.
        Clarify whether the same set of peer group companies are used in all the relevant
        valuation estimates, including stock options, common stock or inputs to other valuations
        such as the discount rate.

17.   Please revise to disclose the specific factors that contributed to the increase in your
        common stock from March 29, 2012 to July 13, 2012. Your disclosures should clarify the
        extent to which the increase is attributable to increases in projected revenue or earnings,
        changes in the valuation multiples of your peer group of companies, significant
        intervening events within the company or changes in other assumptions or valuation
        methodologies.

18.   When the estimated IPO price is known and included in your registration statement,
        please revise your disclosure to include a discussion of each significant factor
        contributing to the difference between the fair value of the underlying stock as

determined for your most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Business

Our Competitive Strengths

Leadership Position, page 99

19.   We note your disclosure regarding the ongoing surveys you have commissioned since 2010. Please provide us with quantifiable support for the assertion in this paragraph that the surveys indicate that your unaided brand awareness is between two and three times higher than your nearest competitor.

Our Strategy

Extend our identity theft protection leadership…, page 99

20.   You indicate in this section that you believe there are many "additional areas" in which protection and authentication of personally identifiable information is important, and that you intend to explore and consider these markets. Please provide some examples of these additional markets in which you may be able to offer your products.

Sales and Marketing

Consumer Services, page 103

21.   Please advise if any distribution channel arrangement accounted for more than 10% of your revenues in fiscal 2011.

Governmental Regulation, page 106

22.   We note your disclosure in this section that the FTC order imposed on you "certain injunctive provisions relating to [your] advertising and marketing of [your] identity theft protection services as well as [your] data security for members' personally identifiable information." Please provide more detail on the nature of the injunctive provisions under the FTC order and the companion orders with the 35 states' attorneys general so that investors may better understand the impact of the provisions on your business. For example, it is unclear how the injunctive provisions affect your efforts to obtain new members and retain existing ones.

Facilities, page 108

23.   Please file any material leases for the properties described in this section as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(d) of Regulation S-K. Also, file your agreements with your data centers and include a discussion of the material terms of such agreements in this section, or advise. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management

Executive Officers and Directors, page 110

24.   We note that several of your directors are employees of entities which hold more than 5% of your outstanding capital stock. Describe briefly here any arrangements pursuant to which these individuals were selected as directors. Refer to Item 401(a) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 117

25.   You note in this section that Messrs. Cowan and Yoon had relationships with you that require disclosure under Item 404 of Regulation S-K. In accordance with Item 407(e)(4)(i)(C) of Regulation S-K, those relationships should be disclosed in this section. Please revise or advise.

Director Compensation, page 117

26.   Please disclose the reason why Mr. Pimentel was issued the option awards in fiscal 2011 and how the amount was determined. Refer to Item 402(r)(3) of Regulation S-K.

Executive Compensation

2011 Summary Compensation Table, page 119

27.   Please disclose the reason for the option award issued to Mr. Power in fiscal 2011 and how the amount was determined. Also, disclose the material terms of your 2011 Bonus Plan, including a general description of the formula or criteria to be applied in determining the amounts payable under the plan. Refer to Item 402(o) of Regulation S-K.

Choice of forum, page 138

28.   Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Unaudited Pro forma Condensed Combined Financial Statements for the Year Ended December 31, 2011, page P-2

29.   We note your disclosure on page F-16 that you incurred debt issuance costs in connection with the term loan entered into on February 7, 2012. Please tell us what consideration you gave to including the amortization expense relating to these debt issuance costs as a pro forma adjustment. Similar concerns apply to the pro forma financial statements for the three months ended March 31, 2012.

Unaudited Pro forma Condensed Combined Financial Statements for the Three Months Ended March 31, 2012, page P-3

30.   We note your disclosure on page F-15 that you incurred acquisition related costs of $718,000 for the three month period ended March 31, 2012. Please tell us whether these costs are directly attributable to the acquisition of ID Analytics. If these costs are directly attributable to the acquisition of ID Analytics and no other acquisition please tell us what consideration you gave to including an adjustment to remove the non-recurring transaction costs.

Notes to Unaudited Condensed Consolidated Financial Statements for the Periods Ended March 31, 2012 and 2011

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet, page F-8

31.   We note your disclosure on page F-21 that the Series A and D preferred warrants convert to common stock warrants and any unexercised Series E and E-2 preferred warrants terminate at completion of an initial public offering. Tell us what consideration you gave to reflecting the elimination of the respective warrant liabilities in the pro forma balance sheet.

5. Convertible Redeemable Preferred Stock, page F-17

32.   We note your disclosure that you determined that the adjustment to the ratio at which the Series E and E-2 preferred stock would automatically convert into shares of common stock does not require bifurcation as derivative liabilities. Please tell us the authoritative literature you relied on, and the factors that you considered, in making this determination. As part of your response, please tell us how the adjustment to the ratio is determined.

8. Fair Value Measurements, page F-22

33.   We note your disclosure that the Series E-1 preferred stock embedded derivative was "valued by a third-party valuation specialist." Please describe the nature and extent of

the valuation specialist's involvement in the determination of the fair value of the embedded derivative. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

9. Net Income (Loss) Per Share, page F-23

34.   We note your disclosure on page F-18 that Series A, B, C and D preferred stock participate with the common stock on an as converted basis. Tell us what consideration you gave to whether these shares represent participating securities requiring computation of earnings per share using the two class method. We refer you to ASC 260-10-45-59 through 70.

Consolidated Financial Statements for the Years Ended December 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-34

35.   Please tell us whether you have a business practice of offering service credits, and, if so, how you have factored this into your revenue recognition policies.

36.   Please tell us whether you consider any of your services to consist of multiple-element arrangements as provided for in ASC 605-25, and tell us how you have accounted for these arrangements. As part of your response, please tell us how you determine the fees you charge to a corporation that purchases identity theft protection services on behalf of its employees or customers, and whether these comprise multiple-element arrangements.

10. Stockholders' Deficit

Share-Based Payments, page F-43

37.   We note your disclosure on page F-45 that you have issued non-employee awards which are re-measured over the service period. Tell us what consideration you gave to providing the disclosures in ASC 718-10-50-1 and 2 separately for your non-employee awards. We refer you to ASC 505-50-50-1.

13. Fair Value Measurements, page F-47

38.   Tell us what consideration you gave to providing quantitative information about the significant unobservable inputs you used in the fair value measurement of your Level 3 financial liabilities. We refer you to ASC 820-10-50-2-bbb**.** Similar concerns apply to the financial statements for the three months ended March 31, 2012.

17. Subsequent Events, page F-51

39.   Please disclose the date through which you evaluated subsequent events. See ASC 855-10-50-1.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

        When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3462. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal